Announcement No. ...

Interim financial report, Q3 2007/08

(1 October 2007–30 June 2008)

Highlights

- Organic growth was 7%, while contract production increased revenue growth by 2 percentage points and changes in exchange rates reduced revenue growth by 4 percentage points. Accordingly, revenue was up 5% to DKK 6,307m.
- Organic growth rates by business area: Ostomy Care 7%, Urology & Continence Care 8%, Wound & Skin Care 5%.
- Gross profit was up by 4% to DKK 3,715m, equal to a reported gross margin of 59%. When adjusted for changes in exchange rates, the gross profit was up by 9%, equal to a gross margin of 60%.
- Operating profit (EBIT) increased by 14% to DKK 893m from lower non-recurring costs and a gain from the sale of a property in Denmark. Adjusted for changes in exchange rates and non-recurring items, EBIT was up by 3%.
- The EBIT margin was 14%, against 13% last year. When adjusted for changes in exchange rates and non-recurring factors, the gross margin was 16%, in line with last year's figure. Changes in exchange rates reduced the EBIT margin by 1 percentage point.
- Profit from continuing operations for the reporting period rose by 27% to DKK 650m from DKK 513m in 9M 2006/07.
- The cash inflow from operating activities was up by 27% to DKK 652m from DKK 513m in the year-earlier period.
- Adjusted for business acquisitions and divestments, the free cash flows amounted to DKK 242m, against DKK 104m in the same period last year.

The full-year outlook for 2007/2008 is unchanged relative to Announcement No. 12/2008.

- Organic sales growth of about 7% (reported growth of 5-6%).
- EBIT margin of about 15% at constant exchange rates (reported margin of about 14%).

"I'm not content with the performance of our earnings. We have made changes in the management of our production operations, and at the end of September, we will receive a report on that part of our organisation. When we have studied the report, we will make the necessary decisions in order to improve our earnings. That said, on the other hand, I am pleased that we've achieved revenue improvements in all business areas in spite of the new challenges we've faced in the financial year to date," said Sten Scheibye, President, CEO.

Teleconference

Coloplast will host a teleconference on 21 August at 10.00 CET expected to last about one hour.

To attend the teleconference, dial +45 3271 4607, +44 (0)20 7162 0025 or +1 334 323 6201

An audiocast will be posted on www.coloplast.com shortly after the conclusion of the teleconference.

The interim report is unaudited.

Key figures

(unaudited)

	Group		Change	Group		Change	Group
	DKK million			*DKK million*			*DKK million*
	2007/08	*2006/07*		*2007/08*	*2006/07*		*2006/07*
	9 months	*9 months*		*Q3*	*Q3*		*Year*
Income statement							
Revenue	6,307	5,982	5%	2,154	2,069	4%	8,042
Research and development costs	-268	-218	23%	-100	-76	32%	319
Operating profit bef. interest, tax, amortisation & depreciation (EBITDA)	1,289	1,202	7%	474	424	12%	1,590
Operating profit before special items	893	786	14%	341	293	16%	1,061
Operating profit (EBIT)	893	786	14%	341	293	16%	749
Net financial income and expenses	11	-97	-111%	36	-28	-229%	-154
Profit before tax	904	689	31%	377	265	42%	595
Coloplast´s share of profit for the period	650	996	-35%	271	218	24%	837
Revenue growth							
Annual growth in revenue, %	5	25		4	20		20
Components of the increase:							
Organic growth, %	7	10		6	10		10
Currency effect, %	-4	-2		-5	-2		-2
Acquired businesses, %	0	17		0	12		12
Other, %	2	0		3	0		0
Divested businesses, %	0	0		0	0		0
Balance sheet							
Total assets	8,025	7,893	2%	8,025	7,893	2%	7,750
Invested capital	7,242	7,729	-6%	7,242	7,729	-6%	6,874
Net interest-bearing debt	3,632	2,759	32%	3,632	2,759	32%	3,181
Equity at year-end, Coloplast´s share	2,312	3,310	-30%	2,312	3,310	-30%	2,398
Cash flow and investments							
Cash flow from operating activities	652	513	27%	298	329	-9%	1,064
Cash flow from investing activities	-413	374	-210%	-183	-108	69%	35
Acquisition of property, plant and equipment, gross	474	438	8%	180	179	1%	745
Cash flow from financing activities	-83	-774	-89%	-277	-269	3%	-1,423
Free cash flow	239	887	27	115	221	52	1,099
Key figures ratios							
Operating margin, EBIT, %	14	13		16	14		9
Operating margin, EBITDA, %	20	20		22	20		20
Return on average invested capital before tax (ROIC), %	17	13		19	16		10
Return on average invested capital after tax (ROIC), %	12	10		14	13		6
Weighted average cost of capital (WACC), %	6.8	6.9		6.9	6.8		7.0
Return on equity, %	38	44		47	29		30
Ratio of net debt to EBITDA	2.12	1.71		1.92	1.62		2.00
Interest cover	10	10		9	13		10
Equity ratio, %	29	42		29	42		31
Rate of debt to enterprise value, %	15	11		15	11		12
Net asset value per share	48	69	-30%	48	69	-30%	50
Per share data							
Share price	413	448	-8%	413	448	-8%	497
Share price/net asset value per share	9	7	29%	9	7	29%	10
Average number of outstanding shares, millions	45	46	-2%	44	46	-4%	46
PE, price/earnings ratio	23	16	44%	18	25	-28%	27
PE, price/earnings ratio, excl. discontinued operations	23	32	-28%	18	25	-28%	61
Dividend per share, DKK	-	-	-	-	-	-	9.00
Pay-out ratio, %	-	-	-	-	-	-	47
Earnings per share (EPS)	14	11	27%	6	5	20%	8
Free cash flow per share	5	19	-74%	-2	5	-140%	24

Management's report

Sales performance

In DKK-terms, revenue was up by 5% to DKK 6,307m. Organic growth was 7%, while the recognition of contract production pushed up revenue growth by 2 percentage points and changes in exchange rates reduced revenue growth by 4 percentage points. Excluding our operations in the German market, organic revenue growth was just over 9%.

Sales performance by business area

	DKK million		*Growth composition*				*DKK million*	*Organic*
	2007/08 9 months	*2006/07 9 months*	*Organic growth*	*Exchange rates*	*Contract production*	*Reported growth*	*2007/08 Q3*	*growth Q3*
Ostomy	2,665	2,570	7%	-3%	-	4%	897	4%
Urology and Continence	2,562	2,477	8%	-5%	-	3%	880	9%
Wound & Skin Care	1,080	935	5%	-4%	15%	16%	377	4%
Net revenue	**6,307**	**5,982**	**7%**	**-4%**	**2%**	**5%**	**2,154**	**6%**

Ostomy Care
Sales of ostomy care products rose by 4% to DKK 2,665m. Organic growth was 7%, as compared with the market growth of around 5%. In other words, we retain our position as global market leader. Challenges in the German market impacted growth in the Ostomy Care business, as HSC revenue declined relative to last year due to a severe reduction of the company's sales force. Overall, developments in the German market were as projected after the first quarter, and the defined strategy is expected to generate growth from the second quarter of the 2008/09 financial year. The SenSura 1 piece product, which was launched in October 2006, is the main contributor to growth, and now the SenSura 2 piece product has also been launched in our principal markets. We expect that SenSura will continue to contribute to our growth, which is clearly outperforming the market. The Q3 growth rate was 4%, but net of the German market, we generated a satisfactory consolidated growth rate of 10%.

Urology & Continence Care
Urology & Continence Care revenue rose by 3% to 2,562m on 8% organic growth. Changes in the USD and GBP exchange rates against DKK lowered the reported growth rate by 5 percentage points.
Sales of intermittent catheters were very satisfactory. Especially the SpeediCath Compact enjoyed good growth momentum. The Peristeen system also generated healthy growth rates, but from a low starting point. The Urology business continued the strong sales performance of penile implants in North America and we recently launched a new and improved product version. On the other hand, the expected growth in surgical products in the European markets has yet to materialise. Organic growth for the quarter was 9%.

Wound & Skin Care
Wound & Skin Care products generated revenue growth of 16% to DKK 1,080m for the first nine months. Adjusted for changes in exchange rates and for contract production, organic growth was 5%.
The major European markets for wound and skin care products remained very competitive, and prices came even more under pressure. We continue to focus on selected customer groups in markets given extra priority and on expanding our sales force in selected markets. The Coloplast portfolio of advanced Biatain foam dressings for chronic wounds and the skin care products generated satisfactory growth. Sales of our hydrocolloid dressings (Comfeel) declined, but the fall was less than the market contraction. Organic growth for the quarter was 4%.

Sales performance by region

	DKK million		Growth composition				DKK million	Organic
	2007/08 9 months	2006/07 9 months	Organic growth	Exchange rates	Contract production	Reported growth	2007/08 Q3	growth Q3
Europe	5,024	4,777	6%	-2%	1%	5%	1,711	5%
Americas	842	831	10%	-11%	3%	2%	288	7%
Rest of the world	441	374	14%	-5%	9%	18%	155	12%
Net revenue	**6,307**	**5,982**	**7%**	**-4%**	**2%**	**5%**	**2,154**	**6%**

Europe

Revenue rose by 5% to 5,024m on 6% organic growth. In particular, growth was affected by the declining sales of ostomy care products to the German market, including HSC sales, which is expected to reduce annual revenue by approximately DKK 200m. In the other European markets, our Ostomy Care and Continence Care businesses generated growth in line with expectations, while the Urology and Wound & Skin Care operations performed below expectations. The growth rate was reduced by 2 percentage points due to the weaker GBP/DKK exchange rate. Q3 organic growth was 5%.

Americas

Revenue in the Americas rose by 2% to 842m on 10% organic growth. USA accounts for most of the sales in this region. We achieved satisfactory growth in the Ostomy Care and Urology & Continence Care markets, but failed to meet expectations in Wound & Skin Care products. The Q3 organic growth of 7% was not quite in line with expectations. The growth rate was impacted by the comparison with the strong third quarter of the 2006/07 financial year.

Rest of the world

Revenue in the rest of the world, in which Japan and Australia represent the two largest markets, improved by 18% to DKK 441m, while organic growth was 14%. The reported revenue was reduced by 5 percentage points, due to changes in the exchange rates of JPY, CNY and HKD against DKK. Q3 organic growth was 12%.

We are currently generating good growth rates in China, Korea, India and Taiwan, all markets that continue to hold a strong potential. For example, we have more than doubled our sales in China this year, and we expect the strong growth rates in this market to continue.

Gross profit

The gross profit rose by 4% to DKK 3,715m from DKK 3,561m last year. The improvement was mainly due to the 5% revenue increase, which was partly offset by the relatively larger 7% increase in the overall cost of sales. Adjusted for the currency effect, the growth was 9%. Part of the reason for the increase in the cost of sales was that production of SenSura and the new generation of Biatain foam dressings proved to be more costly than expected. We are making a dedicated effort to improve the production economy of these products. At the same time, the global production unit is facing a higher cost base than expected. The Q3 performance equalled a 4% increase on the same period of last year.

The gross margin was 59%, against 60% last year. Changes in the exchange rates of USD, HUF and GBP against DKK reduced the gross margin by one percentage point. When adjusted for changes in exchange rates, contract production and non-recurring factors, the gross margin was in line with last year's figure. The Q3 gross margin was unchanged from last year at 59%.

Capacity costs

Distribution costs increased by 1% to DKK 1,932m. This corresponds to 31% of revenue compared with 32% in the same period last year. When adjusted for non-recurring costs, distribution costs were in line with last year. The Q3 distribution costs fell 5%.

Administrative expenses fell by 4% to DKK 669m. This equals a fall from 12% to 11% of revenue for the first nine months of the financial year. Last year's financial statements were marked by higher non-recurring expenses relating to the integration of the acquired urology business. The underlying figures reveal a slight drop in administrative expenses as a percentage of revenue in spite of the restructuring costs related to the HSC business and in our US operations. The Q3 administrative expenses fell by 12% relative to the year-earlier period and made up about 9% of revenue. The drop was mainly due to timing differences but was also the result of cost-cutting initiatives.

R&D costs rose by 23% to DKK 268m, which is consistent with the strategy to increase innovation spending. In particular, the increase was due to the higher number of development projects and the resulting increase in staffing. This brought R&D costs to about 4% of revenue. Sales of products that have been on the market for less than four years accounted for about 12% of the overall revenue. The above-mentioned factors helped to increase Q3 R&D costs by 32%.

Operating profit (EBIT)

Our 9M operating profit (EBIT) was DKK 893m, a 14% increase on the year-earlier period, and the EBIT margin was 14%. Adjusted for changes in exchange rates, contract production and non-recurring items, the operating profit was 3% higher than last year and the underlying operating margin was unchanged from last year at 16%.

Non-recurring costs related to closing down factories in connection with the relocation of production from Denmark to Hungary and China are expected to amount to DKK 50m in the 2007/08 financial year. Of this amount, DKK 31m were expensed during the first nine months of the year. In 9M 2006/07, we incurred costs of DKK 59m related to organisational restructuring. The process of integrating the acquired urology business has been completed, and no additional costs are expected in this respect.

Non-recurring items

	DKK million	
	2007/08	*2006/07*
	9 months	*9 months*
Sale of property	31	
Restructuring costs	-31	-59
Integration costs, Urology business	-29	-101
Relocation in the USA		-22
Total non-recurring items	**-29**	**-182**

See the table on page 19 for a breakdown of the non-recurring items on specific line items.

EBITDA rose by 7% to DKK 1,289m. Depreciation and amortisation charges amounted to DKK 396m against DKK 416m last year, owing mainly to the divestment of property and lower exchange rates.

Financial items and tax

Financial items

Financial items amounted to a net income of DKK 11m, against an expense of DKK 97m for the first nine months of last year. The improvement was due mainly to the fair value adjustment of options and exchange rate adjustments. Fair value adjustment of options will gradually diminish as the cash-based option programmes expire during the period to 2013. Effective from 2005, the Coloplast option

programmes have been equity-based with the costs being expensed evenly during the period. Income from exchange rate adjustments were derived mainly from currency hedging gains on our main foreign exchange exposures, not least the pound sterling.

Financial items

	DKK million		*DKK million*	
	2007/08	*2006/07*	*2007/08*	*2006/07*
	9 months	*9 months*	*Q3*	*Q3*
Interest, net	-115	-117	-48	-43
Fair value adjustment of options	58	2	15	10
Exchange rate adjustments	79	25	75	6
Other financial items	-11	-7	-6	-1
Total financial items	**11**	**-97**	**36**	**-28**

The net interest expenses fell because the average net interest-bearing debt had dropped slightly relative to last year. The statement of net interest-bearing debt at 30 June 2008 revealed a 32% increase resulting from the recognition last year of payment for the breast care business.

Tax

The effective tax rate was 28% for a tax expense of DKK 254m, as compared with 26% and DKK 176m last year. Last year's tax rate was the result of the lowered Danish corporate tax rate, which caused a one-off adjustment of our deferred tax provision by two percentage points, and that explains this year's higher tax rate.

Net profit for the year

Our profit from continuing operations for the reporting period rose by 27% to DKK 650m, equal to earnings per share of DKK 14, an increase of DKK 3 per share.

Cash flows and investments

Cash flows from operating activities

The cash inflow from operating activities was up by DKK 139m from last year to DKK 652m. The improvement was mainly due to lower income taxes paid relative to the year-earlier period and gains from currency hedging contracts. Income tax paid was affected by a reversal of DKK 62m in excess tax payments made last year. In addition, a DKK 110m tax payment relating to the acquisition of the urology business impacted last year's 9M reporting period. The improvement was partially offset by a DKK 234m increase in working capital, with negative trends especially in inventories, trade receivables and other receivables. These developments were due to the continued inventory build-up aimed to ensure shipments to customers in connection with the relocation of production from Denmark to Hungary and China.

Investments

We invested DKK 474m in property, plant and equipment in the first nine months of the financial year, mainly for production equipment for the factories in Hungary and China. This represents an increase of 8% over the year-earlier period. The investments made amounted to 8% of revenue. Construction of our US headquarters has commenced. The project is expected to require an investment of approximately DKK 100m this year and of a further DKK 100m next year. This implies a DKK 50m timing difference relative to the guidance provided in the H1 interim report. The cash flow statement includes DKK 64m from the sale of a property.

Free cash flows

Adjusted for business acquisitions and divestments, the 9M free cash flows amounted to DKK 242m, against DKK 104m in same period last year. Inclusive of business acquisitions and divestments, the free cash flows were an inflow of DKK 239m, against an inflow of DKK 887m in 9M 2006/07. That amount included a total of DKK 783m from the proceeds from the divestment of the breast care and

brachytherapy businesses as well as an additional payment relating to the divestment of Sterling Medical Services.

Balance sheet and equity

Balance sheet
Total assets rose by DKK 275m to DKK 8,025m. Non-current assets fell by DKK 81m to DKK 4,556m, mainly as a result of lower Danish kroner exchange rates. This effect was partly offset by investment in machinery for the factories in China and Hungary. Current assets increased by DKK 356m to DKK 3,469m due to the above-mentioned increase in working capital.

Equity
Equity fell by DKK 86m in the first nine months of the financial year, because amounts of DKK 396m in dividends paid and DKK 290m in net share buy-backs were deducted from the DKK 650m profit for the period. Also influencing equity were currency fluctuations and currency hedging costs for a total of DKK 62m.

Net interest-bearing debt
We had net interest-bearing debt of DKK 3,632m at 30 June 2008. This was a 32% increase from 30 June 2007 and a 14% increase from 1 October 2007. The change in net interest-bearing debt is mainly due to the ongoing share buy-back programme.

Share buy backs

In December 2007, the shareholders in general meeting authorised Coloplast to establish another share buy-back programme of up to DKK 1bn during 2008 and 2009. The first stage of the programme, for DKK 500m, was commenced on 6 March 2008 and is expected to be completed during the period up to 30 September 2008. We expect to begin the second leg of the programme in the financial year 2008/09. In the first nine months of the financial year, Coloplast acquired 732,160 class B shares at an aggregate price of DKK 313m.

Treasury shares and cancellation of shares
The portfolio of treasury shares decreased by 1,318,425 shares during the first nine months of the financial year to stand at 1,290,488 class B shares at 30 June 2008. The treasury share portfolio was reduced because the shareholders in general meeting resolved in December 2007 to cancel 2,000,000 class B shares from our holding of treasury shares, and the capital decrease was effected on 11 April 2008 following the expiry of the three-month statutory notice period and registration with the Danish Commerce and Companies Agency.

Outlook for 2007/2008

As disclosed in Announcement No. 12/2008 of 3 August 2008, we have made the following revisions to our financial forecast for the current financial year:

Organic sales growth of about 7% (reported growth of 5-6%)
Due to continued pressure on the European Urology business and increasing competition in the Wound & Skin Care business, we have revised our full-year forecast to organic revenue growth of around 7% from the previous forecast of around 8%. In DKK-terms, this equals expected reported growth of 5-6%.

EBIT margin of about 15% at constant exchange rates (reported margin of about 14%)
Our EBIT margin forecast is lowered from 16-17% at constant exchange rates to around 15%. In DKK-terms, this implies an EBIT margin of around 14%. We lowered the projected EBIT margin in anticipation of a drop in sales. Also, the lower wage costs from production in Hungary and China still have not resulted in an improved production economy.

Investments expected to amount to DKK 750-800m; effective tax rate at 28%
Investments are expected to amount to DKK 750-800m this year, and the effective tax rate is expected to be about 28%.

Other information

Contract production of wound care products
The recognition of approximately DKK 160m in revenue from contract production will have a technical effect on this year's financial statements but will not trigger a corresponding increase in operating profit. The change will technically lift revenue by 2 percentage points and dilute the operating margin by 0.3 of a percentage point.

Exchange rate exposure
Coloplast's revenue is particularly exposed to developments in USD and GBP. As we have production activities in the USA, changes in the DKK/USD exchange rate would only have a slight effect on operating profit. The relocation of a large part of our production activities to Hungary means that costs and, by extension, our operating profit will be affected by fluctuations in the DKK/HUF exchange rate.

In DKK millions over 12 months on a 10% initial drop in DKK exchange rates	Revenue	EBIT
USD	-110	0
GBP	-160	-90
HUF	-	+30

Expressed in DKK-terms at the exchange rate levels prevailing at the end of June, the reported full-year revenue growth would be reduced by about 4 percentage points and the operating margin would be reduced by about 1 percentage point. At the current exchange rates, open currency hedging contracts entered into to hedge future cash flows are expected to yield a capital gain of DKK 12m in the fourth quarter.

Health care reforms
On 9 June 2008, Britain's Department of Health released a new consultation paper containing revised proposals for the provision of stoma and incontinence appliances and related services to patients. The closing date of the consultation round is 9 September 2008. See Announcement No. 11/2008 for information about the consultation proposal.
The Medicare Administrative Contractors in the US changed the subsidy rules for intermittent catheters effective 1 April 2008. Previously, patient reimbursements comprised a subsidy for four catheters per month, whereas patients can now be reimbursed for up to 200 catheters per month, corresponding to European reimbursement levels. The new reimbursement terms are expected to change consumer patterns in the market, but experience from other reimbursement revisions shows that changes happen over time. Accordingly, the recent change has not made us raise our sales and earnings forecasts for the current financial year. Backed by the large market share for intermittent catheters in the United States, Coloplast is well positioned to take a share of the market expansion expected to result from the new reimbursement rules.

Organisation
In Announcement No. 12/2008, we disclosed that work had been initiated to clarify the reasons why the projected wage savings from production in Hungary and China still have not produced the anticipated improvements in the overall production economy. We expect to achieve annual improvements of DKK 150m from the relocation of production from Denmark to Hungary and China, and of approximately DKK 50m from the streamlining of Global Operations. We expect to achieve the improvements by the end of the 2010/11 financial year. We expect to complete this review and analysis by the end of September 2008.

Forward-looking statements

The forward-looking statements in this document, including revenue and earnings forecasts, do not constitute a guarantee of future results and are subject to risk, uncertainty and assumptions, the consequences of which are difficult to predict.

The forward-looking statements are based on our current expectations, estimates and assumptions and are provided on the basis of information available to us at the present time.

Major fluctuations in the exchange rates of key currencies, significant changes in the health care sector or major developments in the global economy may impact our ability to achieve the defined long-term targets and of meeting our forecasts, which may impact our company's financial results.

Statement by the Board of Directors and the Executive Management

The Board of Directors and the Executive Management today considered and approved the interim report for Coloplast for the period 1 October 2007 to 30 June 2008. The interim report, which is unaudited and has not been reviewed by the company's auditors, is presented in accordance with IAS 34 "Interim financial reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the interim report gives a true and fair view of the Group's assets and liabilities and financial position at 30 June, 2008 and of the results of the Group's operations and cash flows for the period 1 October–30 June 2008. Furthermore, in our opinion the Management's report gives a true and fair view of developments in the activities and financial position of the Group, the results for the period and of the Group's financial position in general and describes significant risk and uncertainty factors that may affect the Group.

Humlebæk, 21 August 2008

Executive Management

Sten Scheibye President, CEO	Lene Skole Executive Vice President, CFO	Lars Rasmussen Executive Vice President, COO

Board of Directors

Michael Pram Rasmussen Chairman	Niels Peter Louis-Hansen Deputy Chairman	
Torsten Erik Rasmussen	Sven Håkan Björklund	Per Magid
Jørgen Tang-Jensen	Ingrid Wiik	Thomas Barfod*
Mads Boritz Grøn*	Knud Øllgaard*	

* Elected by the company's employees

List of tables

Unaudited

Profit and Loss Statement

1 October 2007–30 June 2008

		Group		Index	Group		Index
		DKK million			*DKK million*		
		2007/08	*2006/07**		*Q3 2007/08*	*Q3 2006/07**	
Note		*9 months*	*9 months*		*Q3*	*Q3*	
1	Revenue	6,307	5,982	105	2,154	2,069	104
	Cost of sales	-2,592	-2,421	107	-892	-856	104
	Gross profit	**3,715**	**3,561**	**104**	**1,262**	**1,213**	**104**
	Distribution, sales and marketing costs	-1,932	-1,906	101	-621	-627	99
	Administrative expenses	-669	-699	96	-203	-230	88
	Research and development costs	-268	-218	123	-100	-76	132
	Other operating income	66	51	129	10	15	67
	Other operating expenses	-19	-3	633	-7	-2	350
1	**Operating profit (EBIT)**	**893**	**786**	**114**	**341**	**293**	**116**
2	Financial income	159	46	346	68	19	358
3	Financial expenses	-148	-143	103	-32	-47	68
	Profit before tax	**904**	**689**	**131**	**377**	**265**	**142**
	Tax on profit for the period	-254	-176	144	-106	-51	208
	Net profit for the period, continuing operations	**650**	**513**	**127**	**271**	**214**	**127**
9	Net profit for the period, discontinued operations	0	483		0	4	
	Profit for the period	**650**	**996**	**65**	**271**	**218**	**124**
	Shareholders in Coloplast A/S	650	996		271	218	
4	Minority interests	0	0		0	0	
		650	**996**	**65**	**271**	**218**	**124**
	Earnings per Share (EPS)	14	11		6	5	
	Earnings per Share (EPS), diluted	14	11		6	5	

* Adjusted for discontinued operations

Assets

As of June 30 2008

	Group DKK million		
Note	*30 June 08*	*30 June 07*	*30 Sep 07*
Assets			
Acquired patents and trademarks	1,074	1,332	1,275
Goodwill	586	943	639
Software	88	133	120
Prepayments and assets in progress	65	18	30
Intangible assets	**1,813**	**2,426**	**2,064**
Land and buildings	1,135	989	1,200
Plant and machinery	737	610	631
Other fixtures and fittings, tools and equipment	172	182	178
Prepayments and assets in progress	541	515	406
Property, plant and equipment	**2,585**	**2,296**	**2,415**
Investment in associates	0	0	0
Other investments	15	12	13
Deferred tax asset	143	104	145
Investments	**158**	**116**	**158**
Non-current assets	**4,556**	**4,838**	**4,637**
Inventories	**1,205**	**882**	**940**
Trade receivables	1,688	1,657	1,619
Receivables from associates	0	0	0
Income tax	61	0	73
Other receivables	173	132	138
Prepayments	87	65	70
Receivables	**2,009**	**1,854**	**1,900**
Marketable and securities	**1**	**1**	**1**
Cash and bank balances	**254**	**318**	**272**
Current assets	**3,469**	**3,055**	**3,113**
Assets	**8,025**	**7,893**	**7,750**

Equity and Liabilities

As of June 30 2008

Note		Group DKK million 30 June 08	30 June 07	30 Sep 07
	Equity and liabilities			
	Share capital	240	240	240
	Fair value reserve	34	9	4
	Proposed dividend for the year	0	0	396
	Retained earnings	2,038	3,061	1,758
	Equity before minority interests	**2,312**	**3,310**	**2,398**
4	**Minority interests**	**2**	**1**	**2**
	Equity before minority interests	**2,314**	**3,311**	**2,400**
	Provision for pensions and similar liabilities	113	98	103
	Provision for deferred tax	211	118	202
	Other provisions	1	12	11
	Mortgage debt	474	580	580
	Other credit institutions	2,422	1,843	1,792
	Other payables	443	320	406
	Non-current liabilities	**3,664**	**2,971**	**3,094**
	Provision for pensions and similar liabilities	7	11	3
	Other provisions	21	0	8
	Mortgage debt	6	7	7
	Other credit institutions	555	327	718
	Trade payables	270	280	461
	Income tax	240	49	34
	Other payables	881	920	1,014
	Deferred income	67	17	11
	Current liabilities	**2,047**	**1,611**	**2,256**
	Current and non-current liabilities	**5,711**	**4,582**	**5,350**
	Equity and liabilities	**8,025**	**7,893**	**7,750**

8 Contingent items

Cash Flow Statement

1 October 2007–30 June 2008

Note		Group DKK million 2007/08 9 months	2006/07* 9 months
	Operating profit, continuing operations	893	786
	Operating profit, discontinuing operations	0	33
	Depreciation and amortisation	396	416
5	Adjustment for other non-cash operating items	-12	-19
6	Changes in working capital	-605	-371
	Ingoing interest payments, etc.	177	45
	Outgoing interest payments, etc.	-159	-141
	Income tax paid	-38	-236
	Cash flow from operating activities	**652**	**513**
	Investments in intangible assets	-20	-52
	Investments in land and buildings	-14	-26
	Investments in plant and machinery	-72	-46
	Investments in non-current assets under constructions	-388	-366
	Property, plant and equipment sold	84	87
	Purchase of other investments	0	783
	Acquired operations	-3	0
	Divested operations	0	-6
	Cash flow from investing activities	**-413**	**374**
	Free cash flow	**239**	**887**
	Dividend to shareholders	-396	-184
	Dividend to minority interests	0	0
	Investment in treasury shares	-290	-372
	Financing from shareholders	**-686**	**-556**
	Financing through long-term borrowing, instalments	-103	-517
	Financing through long-term borrowing, debt funding	650	301
	Financing through long-term borrowing, exchange rate adjustments	56	-2
	Cash flow from financing activities	**-83**	**-774**
	Net cash flow for the period	**156**	**113**
	Liquid and short-term credit facilities at 01.10	-452	-128
	Exchange rate adjustments	-10	0
	Net cash flow for the period	156	113
7	**Liquid and short-term credit facilities at 30.06**	**-306**	**-15**

The cash flow statement cannot be extracted directly from the published financial statements.

* Comparison figures are not adjusted with discontinuing operations

Statement of changes in equity

Group	Share capital		Exchange adjustment	Hedging	Proposed	Retained	Total
DKKm	A shares	B shares	reserve	reserve	dividend	earnings	equity
2006/07							
Balance at 1.10 as reported in annual report	18	222	-18	-65	184	2,463	2,804
Value adjustment of hedging:							
Value adjustment for the year				84			84
Transferred to income statement				0			0
Tax effect of hedging				-21			-21
Net gain/loss not recognised in income statement	0	0	0	63	0	0	63
Exchange rate adjustment, assets in foreign currency						-54	-54
Exchange rate adjustment of opening balances and other adjustments relating to subsidiaries			29			28	57
Net gain/loss recognised on equity	0	0	29	63	0	-26	66
Profit for the period						996	996
Total income for the period	0	0	29	63	0	970	1,062
Treasury shares purchased						-378	-378
Treasury shares sold						2	2
Dividend on treasury shares							0
Share based payments						4	4
Dividend paid out in respect of 2005/06					-184		-184
Balance at 30.06	**18**	**222**	**11**	**-2**	**0**	**3,061**	**3,310**
2007/08							
Balance at 1.10 as reported in annual report	18	222	-18	4	396	1,776	2,398
Value adjustment of hedging:							
Value adjustment for the year				-27			-27
Transferred to income statement				67			67
Tax effect of hedging				-10			-10
Net gain/loss not recognised in income statement	0	0	0	30	0	0	30
Exchange rate adjustment, assets in foreign currency						-131	-131
Exchange rate adjustment of opening balances and other adjustments relating to subsidiaries						39	39
Net gain/loss recognised on equity	0	0	0	30	0	-92	-62
Profit for the period						650	650
Total income for the period	0	0	0	30	0	558	588
Treasury shares purchased						-313	-313
Income from sale of employee shares						23	23
Dividend on treasury shares							0
Share based payments						12	12
Cancellation of shares		-10				10	0
Dividend paid out in respect of 2006/07					-396		-396
Balance at 30.06	**18**	**212**	**-18**	**34**	**0**	**2,066**	**2,312**

Notes

1. Segment information

Primary segment - business activities
Group

DKKm	Medical Care 2007/08	Medical Care 2006/07	Not allocated and eliminations 2007/08	Not allocated and eliminations 2006/07	Total 2007/08	Total 2006/07
Revenue	6,307	5,982	0	0	6,307	5,982
Operating profit for segment	1,264	1,200	-371	-414	893	786

Group *DKKm*	*2007/08*	*2006/07*
2. Financial income		
Interest income	18	19
Fair value adjustments, share options	58	2
Fair value adjustments on forward contracts transferred from equity	67	0
Exchange rate adjustments	12	25
Other financial income	4	0
Total	**159**	**46**
3. Financial expenses		
Interest expense	133	136
Fair value adjustments, share options	0	0
Exchange rate adjustments	0	0
Other financial expenses	15	7
Total	**148**	**143**
4. Minority interests		
Minority interests at 1.10.2007	2	1
Acquisitions	0	0
Share of net profit from subsidiaries	0	0
Dividend paid	0	0
Minority interests at 31.03.2008	**2**	**1**
5. Adjustment for other non-cash operating items		
Net gain/loss on non-current assets	-32	0
Change in other provisions	20	-19
Total	**-12**	**-19**

	Koncern	
	Mio. DKK	
6. Changes in working capital		
Inventories	-276	-136
Trade receivables	-111	-148
Other receivables	4	-10
Trade and other payables etc.	-222	-77
Total	**-605**	**-371**

7. Liquid and short-term credit facilities

Marketable securities	1	1
Cash	2	1
Bank balances	252	317
Liquid resources	255	319
Short-term credit facilities	-561	-334
Total	**-306**	**-15**

8. Contingent items

Contingent liabilities

The Coloplast Group is a party to a number of minor legal proceedings, which are not expected to influence the Group's future earnings.

	Sterling Medical Services		*Breast Care*		*Brachytherapy*	
	DKKm		*DKKm*		*DKKm*	
	2007/08	*2006/07*	*2007/08*	*2006/07*	*2007/08*	*2006/07*
9. Discontinued operations						
Profit for the period until transfer of control:						
Revenue	0	0	0	212	0	92
Expenses	0	0	0	-191	0	-80
Operating profit	**0**	**0**	**0**	**21**	**0**	**12**
Financial expenses, net	0	0	0	-10	0	-1
Profit before tax	**0**	**0**	**0**	**11**	**0**	**11**
Tax on profit for the period	0	0	0	-10	0	-1
Profit for the period	**0**	**0**	**0**	**1**	**0**	**10**
The discontinued operations affected the income statement as follows:						
Profit for the period until transfer of control	0	0	0	1	0	10
Gain on sale of discontinued operations	0	29	0	443	0	0
Tax of gain on sale	0	0	0	0	0	0
Effect on profit for the period	**0**	**29**	**0**	**444**	**0**	**10**
The discontinued operations contributed the following cash flows during the period:						
Cash flow from operating activities					0	45
Cash flow from investing activities					0	-25
Cash flow from financing activities					0	13
Cash flow from discontinued operations					**0**	**33**

Quarterly figures

Mio. DKK	2006/07 Q1	2006/07 Q2	2006/07 Q3	2006/07 Q4	2007/08 Q1	2007/08 Q2	2007/08 Q3
				Group			
Revenue	1,924	1,989	2,069	2,060	2,113	2,040	2,154
Cost of sales	-776	-789	-856	-787	-829	-871	-892
Gross profit	**1,148**	**1,200**	**1,213**	**1,273**	**1,284**	**1,169**	**1,262**
Distribution, sales and marketing costs	-608	-671	-627	-630	-660	-651	-621
Administrative expenses	-237	-232	-230	-289	-235	-231	-203
Research and development costs	-60	-82	-76	-101	-78	-90	-100
Other operating income	12	24	15	30	35	21	10
Other operating expenses	0	-1	-2	-8	-6	-6	-7
Operating profit before special items	**255**	**238**	**293**	**275**	**340**	**212**	**341**
Special items	0	0	0	-312	0	0	0
Operating profit (EBIT)	**255**	**238**	**293**	**-37**	**340**	**212**	**341**
Financial income	28	10	8	22	36	55	68
Financial expenses	-82	-25	-36	-79	-44	-72	-32
Profit before tax	**201**	**223**	**265**	**-94**	**332**	**195**	**377**
Tax on profit for the period	-55	-70	-51	-49	-93	-55	-106
Net profit for the period, continuing operations	**146**	**153**	**214**	**-143**	**239**	**140**	**271**
Net profit for the period, discontinued operations	-4	483	4	-15	0	0	0
Profit for the period	**142**	**636**	**218**	**-158**	**239**	**140**	**271**
Shareholders in Coloplast A/S	142	636	218	-157	239	140	271
Minority interests	0	0	0	-1	0	0	0
	142	**636**	**218**	**-158**	**239**	**140**	**271**
Earnings per Share (EPS)	3	3	5	-3	5	3	6
Earnings per Share (EPS), diluted	3	3	5	-3	5	3	6

Other tables

Impact on profit of non-recurring items

DKK million	*9 months 2007/08* Reported	*9 months 2007/08* Non-recurring	*9 months 2007/08* Adjusted	*9 months 2006/07* Reported	*9 months 2006/07* Non-recurring	*9 months 2006/07* Adjusted
Revenue	6,307		6,307	5,982		5,982
Cost of sales	-2,592	-25	-2,567	-2,421	-45	-2,376
Gross profit	**3,715**	**-25**	**3,740**	**3,561**	**-45**	**3,606**
Gross margin	***59%***		***59%***	***60%***		***60%***
Distribution costs	-1,932	-20	-1,912	-1,906	-76	-1,830
Administrative expenses	-669	-15	-654	-699	-61	-638
R&D costs	-268		-268	-218		-218
Other operating income	66	31	35	51		51
Other operating expenses	-19		-19	-3		-3
EBIT	**893**	**-29**	**922**	**786**	**-182**	**968**
EBIT margin	***14%***		***15%***	***13%***		***16%***

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665
Email: dklsk@coloplast.com

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1301/+45 3081 1301
Email: dkisec@coloplast.com

Press and the media

Elisabeth Geday
Head of External Relations
Tel. +45 4911 1922 /+45 3085 1301
Email: dkege@coloplast.com

Website
www.coloplast.com

Address
Coloplast A/S
Holtedam 1
DK-3050 Humlebaek

CVR Num. 69749917

This announcement is available in a Danish and an English-language version. In the event of discrepancies, the Danish version shall prevail.

END